EXHIBIT 21.1
List of Significant Subsidiaries
As of November 3, 2024

Name of Subsidiary	Country of Incorporation
Avago Technologies International Sales Pte. Limited	Singapore
Avago Technologies U.S. Inc.	Delaware (U.S.A.)
Broadcom Corporation	California (U.S.A.)
Broadcom Singapore Pte Ltd	Singapore
Broadcom Technologies, Inc.	Delaware (U.S.A.)
CA, Inc.	Delaware (U.S.A.)
CA Europe Sárl	Switzerland
VMware International Unlimited Company	Ireland
VMware LLC	Delaware (U.S.A.)
VMware Global, Inc.	Delaware (U.S.A.)
VMware Management Inc.	Delaware (U.S.A.)